Schedule 13D                                        ----------------------------
Cusip No. 552691107                                        OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:      3235-0145
                                                    Expires:   December 31, 2005
                                                    Estimated average burden
                                                    hours per response...... 11
                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                    MCI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    552691107
                                 --------------
                                 (CUSIP Number)


               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
                         MatlinPatterson Phoenix SPV LLC
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
          ------------------------------------------------------------
                            (Name of Persons Filing)


                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 26, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        12,805,181

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        12,805,181

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,805,181
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                          4,461,994

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                         4,461,994

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,461,994
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Phoenix SPV LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                           585,975

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                           585,975

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           585,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  OO
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,853,150

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David J. Matlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,853,150

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Mark P. Patterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,853,150

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,853,150

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,853,150

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,853,150

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

INTRODUCTION.

         This Amendment No. 1 to Schedule 13D Statement (this "Amendment No. 1") is filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), an exempt limited partnership organized under the laws of Bermuda, and MatlinPatterson Phoenix SPV LLC ("Matlin SPV") and collectively with Matlin Partners (Delaware) and Matlin Partners (Bermuda), "Matlin Partners"), a limited liability company organized under the laws of Delaware,
(ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin SPV, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of amending and supplementing the statement on Schedule 13D originally filed on April 29, 2004 (the "Initial Statement," and together with this Amendment No. 1, the "Statement") for the purpose of disclosing the amount of securities actually received by the Reporting Persons which had not been completed with respect to the Reporting Persons as of the filing of the Initial Statement.

         Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Initial Statement is hereby amended and restated in its entirety as follows:

         The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

         A. On April 20, 2004, the Issuer formally emerged from U.S. Chapter 11 protection, giving effect to the Debtors' Modified Second Amended Joint Plan of Reorganization (the "Plan"), dated October 21, 2003, and confirmed on October 31, 2003 by the U. S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In a Form 8-K filed by the Issuer on April 20, 2004, the Issuer announced that it had begun to distribute securities and cash to its creditors pursuant to the Plan.

         B. In accordance with the Plan (as described in Item 4 below) and the Rescission Agreement (as described in Item 6 of the Statement), the Reporting Persons have received beneficial ownership of shares of New Common Stock (as defined in the Plan) and New Notes (as defined in the Plan) of the Issuer as follows:

Schedule 13D
Cusip No. 552691107

                  1. Matlin Partners (Delaware) has received beneficial ownership of approximately 12,805,181 shares of New Common Stock and New Notes in the principal amount of $282,225,000 as part of the consideration for the cancellation of certain debt instruments of WorldCom, Inc. (the "Original Issuer") and Intermedia Communications, Inc. ("Intermedia") (and all pre-petition interest thereon and other amounts owing in respect thereof), which had been acquired by Matlin Partners (Delaware) through a series of open market trades as follows: $22,236,606.00 principal amount 7.55% Senior Notes of the Original Issuer due April 1, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $72,649,221.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $26,660,196.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2027 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $22,247,730.00 principal amount 6.25% Senior Notes of the Original Issuer due August 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $133,594,652.00 principal amount 6.4% Senior Notes of the Original Issuer due August 15, 2005 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $169,082,747.00 principal amount 6.95% Senior Notes of the Original Issuer due August 15, 2028 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $3,707,955.00 principal amount 7.875% Senior Notes of the Original Issuer due May 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $52,059,688.00 principal amount 8% Senior Notes of the Original Issuer due May 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $52,899,169.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2010 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $3,707,955.00 principal amount 7.375% Remarketable Securities (DRS) of the Original Issuer due January 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $36,041,323.00 principal amount 7.375% Senior Notes of the Original Issuer due January 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $18,910,570.00 principal amount 6.5% Senior Notes of the Original Issuer due May 15, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $80,877,914.00 principal amount 7.5% Senior Notes of the Original Issuer due May 15, 2011 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $442,562,968.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2031 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $145,952,386.53 principal amount 6.75% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $130,982,884.72 principal amount 7.25% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $21,282,920.00 principal amount 11.25% Senior Discount Notes of Intermedia due July 15, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $5,191,137.00 principal amount 8.5% Senior Notes of Intermedia due January 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $12,169,509.00 principal amount 8.875% Senior Notes of Intermedia due November 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $22,989,321.00 principal amount 8.6% Senior Notes of Intermedia due June 1, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $2,966,364.00 principal amount 9.5% Senior Notes of Intermedia due March 1, 2009 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); and $69,485,590.00 principal amount 12.25% Senior Subordinated Discount Notes of Intermedia due March 1, 2009 acquired by Matlin Partners (Delaware).

Schedule 13D
Cusip No. 552691107

                  2. Matlin Partners (Bermuda) has received beneficial ownership of approximately 4,461,994 shares of New Common Stock and New Notes in the principal amount of $98,345,000 as part of the consideration for the cancellation of certain debt instruments of the Original Issuer and Intermedia (and all pre-petition interest thereon and other amounts owing in respect thereof), which had been acquired by Matlin Partners (Bermuda) through a series of open market trades as follows: $7,748,394.00 principal amount 7.55% Senior Notes of the Original Issuer due April 1, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $25,314,779.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $9,289,804.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2027 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $7,752,270.00 principal amount 6.25% Senior Notes of the Original Issuer due August 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $46,551,348.00 principal amount 6.4% Senior Notes of the Original Issuer due August 15, 2005 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $58,917,253.00 principal amount 6.95% Senior Notes of the Original Issuer due August 15, 2028 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,292,045.00 principal amount 7.875% Senior Notes of the Original Issuer due May 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $18,140,312.00 principal amount 8% Senior Notes of the Original Issuer due May 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $18,432,831.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2010 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,292,045.00 principal amount 7.375% Remarketable Securities of the Original Issuer due January 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $12,558,677.00 principal amount 7.375% Senior Notes of the Original Issuer due January 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $6,589,430.00 principal amount 6.5% Senior Notes of the Original Issuer due May 15, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $28,182,086.00 principal amount 7.5% Senior Notes of the Original Issuer due May 15, 2011 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $154,212,032.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2031 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $50,857,428.27 principal amount 6.75% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $45,641,275.58 principal amount 7.25% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $7,416,080.00 principal amount 11.25% Senior Discount Notes of Intermedia due July 15, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,808,863.00 principal amount 8.5% Senior Notes of Intermedia due January 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $4,240,491.00 principal amount 8.875% Senior Notes of Intermedia due November 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $8,010,679.00 principal amount 8.6% Senior Notes of Intermedia due June 1, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,033,636.00 principal amount 9.5% Senior Notes of Intermedia due March 1, 2009 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); and $24,212,410.00 principal amount 12.25% Senior Subordinated Discount Notes of Intermedia due March 1, 2009 acquired by Matlin Partners (Bermuda).

Schedule 13D
Cusip No. 552691107

                  3. Matlin SPV has received beneficial ownership of approximately 585,975 shares of New Common Stock and New Notes in the principal amount of $12,914,689 as part of the consideration for the cancellation of certain debt instruments of the Original Issuer and Intermedia (and all pre-petition interest thereon and other amounts owing in respect thereof) which had been acquired by Matlin SPV through a series of trades as follows:

         $4,000,000.00 principal amount 6.4% Senior Notes of the Issuer due August 15, 2003 and all pre-petition interest thereon acquired by Matlin SPV; $8,000,000.00 principal amount 6.5% Senior Notes of the Issuer due May 15, 2004 and all pre-petition interest thereon acquired by Matlin SPV; $15,000,000.00 principal amount 7.5% Senior Notes of the Issuer due May 15, 2011 and all pre-petition interest thereon acquired by Matlin SPV; $12,000,000.00 principal amount 7.75% Senior Notes of the Issuer due April 1, 2004 and all pre-petition interest thereon acquired by Matlin SPV; $6,000,000.00 principal amount 7.875% Senior Notes of the Issuer due May 15, 2003 and all pre-petition interest thereon acquired by Matlin SPV; $5,000,000.00 principal amount 8.0% Senior Notes of the Issuer due May 15, 2006 and all pre-petition interest thereon acquired by Matlin SPV; $10,000,000.00 principal amount 8.25% Senior Notes of the Issuer due May 15, 2010 and all pre-petition interest thereon acquired by Matlin SPV; $2,000,000.00 principal amount 8.5% Senior Notes of Intermedia due January 15, 2008 and all pre-petition interest thereon acquired by Matlin SPV; and $10,000,000.00 principal amount 12.25% Senior Subordinated Discount Notes of Intermedia due March 1, 2009 acquired by Matlin SPV.

         C. The Reporting Persons paid cash from working capital for the cancelled debt instruments. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the New Common Stock and New Notes.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Initial Statement is hereby amended and restated in its entirety as follows:

         Pursuant to the distribution procedures set forth in Article IV of the Plan, holders of allowed WorldCom Senior Debt Claims (as defined in the Plan), Intermedia Senior Debt Claims (as defined in the Plan) and Intermedia Subordinated Debt Claims (as defined in the Plan) were to respectively receive on account of such claim either (i) up to 14.28, 37.4 and 18.56 shares, respectively, of New Common Stock of the Issuer for each one thousand dollars of such holder's respective allowed claim or (ii) New Notes in a principal amount up to $0.357, $0.935 and $0.464, respectively, multiplied by the allowed amount of such claim; in each case (A) in a combination of such New Common Stock and New Notes as set forth on an election form delivered in accordance with the Plan and as modified pursuant to the Plan in the event of an undersubscription or oversubscription of New Notes and (B) subject to rounding to assure the issuance of New Notes in round lots and to avoid the issuance of fractional shares of New Common Stock as described in the Plan.

Schedule 13D
Cusip No. 552691107

         In a Form 8-K filed by the Issuer on April 19, 2004, the Issuer announced that the holders of such allowed claims elected to receive New Notes of the Issuer in excess of the total amount of New Notes authorized for issuance under the Plan. As a result of this oversubscription, according to the Form 8-K, the holders of such claims were to receive approximately 46.85 percent of the amount of New Notes they had elected to receive. For the balance of the amounts to be received by these holders, the Issuer was to issue shares of New Common Stock.

         In accordance with the Plan and the Rescission Agreement (as described in Item 6 of the Statement), and based upon the 46.85 percent proration announced by the Issuer, the Reporting Persons have received, as consideration for the cancellation of debt obligations acquired through open market purchases of an approximate aggregate principal amount of $2.16 billion, (i) 17,853,150 shares of New Common Stock and (ii) New Notes of the Issuer of an aggregate principal amount of $393,484,689. The shares of New Common Stock acquired by the Reporting Persons pursuant to the Plan represent, in the aggregate, approximately 5.7% of the 314,856,250 shares New Common Stock of the Issuer issued by the Issuer and as of April 20, 2004 as reported in a Form 10-K for the fiscal year ended December 31, 2003 filed by the Issuer on April 20, 2004.

         The Reporting Persons acquired beneficial ownership of the shares of New Common Stock and the New Notes for investment purposes. The Reporting Persons intend to evaluate continuously their investment in the Issuer and, based on such evaluation or other facts and circumstances, may determine at a future date to adopt plans or intentions different from those set forth above. The Reporting Persons specifically reserve (A) the right from time to time to
(i) acquire additional shares of New Common Stock, New Notes or other securities of the reorganized Issuer (subject to availability at prices deemed favorable, the reorganized Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of New Common Stock, New Notes or other securities of the reorganized Issuer that the Reporting Persons may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case subject to the factors and conditions referred to above and compliance with applicable laws, (B) the right from time to time to engage in discussions with other shareholders or management of the Issuer regarding the business and prospects of the Issuer and the markets in which the Issuer operates and (C) all rights and remedies under the Rescission Agreement and Mutual Release (summarized in Item 6 of the Statement).

         Except as set forth herein or attached hereto, no Reporting Persons currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Rule 13d-101 of the Securities Exchange Act of 1934, as amended.

         The description of the Plan and the rights of the Reporting Persons thereunder is not intended to be complete and is qualified in its entirety by reference to such agreement, which is annexed as Exhibit 2 to the Initial Filing and is incorporated herein by reference.

Schedule 13D
Cusip No. 552691107

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

         The information set forth in Item 3 is hereby incorporated by reference into this Item 5.

         (a) As of the date hereof, Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin SPV each is a direct beneficial owner of approximately 12,805,181, approximately 4,461,994 and 585,975 shares of Common Stock, respectively, and MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of approximately 17,853,150 shares of Common Stock. The 17,853,150 shares of Common Stock represent approximately 5.7% of the Issuer's issued and outstanding shares of Common Stock. The approximately 12,805,181 shares of Common Stock, approximately 4,461,994 shares of Common Stock and approximately 585,975 shares of Common Stock, when issued, will represent approximately 4.1%, 1.4% and 0.2% of the Issuer's issued and outstanding shares of Common Stock, respectively.

                  (i) Matlin Global Partners serves as General Partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin SPV. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares beneficially owned by Matlin Partners.

                  (ii) Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                  (iii) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                  (iv) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                  (v) Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares beneficially owned by Matlin Partners.

         (b) Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin SPV have shared power to vote and shared dispositive power of 12,805,181 shares of Common Stock, 4,461,994 shares of Common Stock and 585,975 shares of Common Stock, respectively. MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin each have shared power to vote and shared dispositive power of approximately 17,853,150 shares of Common Stock.

Schedule 13D
Cusip No. 552691107

         (c) Except as reported in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

         (d) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons
(i) beneficially owns any shares of Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Common Stock owned by other parties.

         (e) The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

         (f) Except as reported in this Statement, no other person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Stock held by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Initial Statement is hereby amended and supplemented by deleting the penultimate paragraph thereof in its entirety and replacing it with the following:

         In accordance with the Plan, Matlin Partners (Delaware) and MatlinPartners (Bermuda) have received a pro rata share of a $29,000,000 cash distribution from the Issuer in respect of their 109,443 and 38,135 respective shares of Intermedia Preferred Stock (as defined in the Plan) in full and complete satisfaction of such allowed interest.

Schedule 13D
Cusip No. 552691107

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: May 28, 2004

                                       MATLINPATTERSON LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Member


                                       MATLINPATTERSON ASSET MANAGEMENT LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Chairman


                                       MATLINPATTERSON GLOBAL ADVISERS LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Chairman


                                       MATLINPATTERSON GLOBAL PARTNERS LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director


                                       MATLINPATTERSON GLOBAL OPPORTUNITIES
                                       PARTNERS L.P.

                                       By:  MatlinPatterson Global Partners LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director


                                       MATLINPATTERSON GLOBAL OPPORTUNITIES
                                       PARTNERS (BERMUDA) L.P.

                                       By: MatlinPatterson Global Partners LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director

Schedule 13D
Cusip No. 552691107

                                       MATLINPATTERSON PHOENIX SPV LLC

                                       By: MatlinPatterson Global Partners LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director


                                       DAVID J. MATLIN

                                       By: /s/ DAVID J. MATLIN
                                           -------------------------------------
                                           Name: David J. Matlin


                                       MARK R. PATTERSON

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name: Mark R. Patterson